This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

November 15, 2005

Item 3: Press Release

A Press release dated and issued November 15, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska has received assay results from reverse circulation drilling on the Rise and Shine project in New Zealand.

Item 5: Full Description of Material Change

November 15, 2005, Vancouver, BC – CanAlaska Ventures Ltd. (TSX.V – CVV) is pleased to announce that, further to our previous October 12th, 2005 press release, CanAlaska has formally entered into an Option Agreement with Northwestern Mineral Ventures Inc. (TSX.V – NWT), on CanAlaska’s 100%-owned Waterbury Project in Saskatchewan’s Athabasca Basin.

The Waterbury Project is comprised of nine mineral claims for a total of 30,683 acres (12,417 hectares) in Saskatchewan’s highly prospective eastern Athabasca Basin.  The region hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Uranium production from the Athabasca Basin accounts for over 30% of the world’s supply.  The Waterbury Project is near several known unconformity-type deposits. Two major fault systems associated with major uranium deposits underlie the project area.

Under the terms of the Agreement, CanAlaska will receive from Northwestern Mineral Ventures payment of C$150,000 and the issuance of 300,000 shares in stages, and Northwestern further commits to C$2 million in exploration expenditures on the claims in exchange for receiving an option to earn a 50% interest in the Project.

CanAlaska will also receive a 3% net smelter royalty. Within 90 days of exercising its 50% option, Northwestern may elect to acquire an additional 10% interest by expending an additional $2 million on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Northwestern may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to CanAlaska 200,000 additional common shares, and expending a minimum of C$500,000 per year on the Project.  CanAlaska will act as operator of the property until Northwestern has a vested 60% interest, at which time Northwestern may become the operator.

A Fugro Geotem electromagnetic and magnetic airborne survey comprising 926 survey line kilometers is presently nearing completion on the Waterbury Project.  CanAlaska will be testing prospective targets with follow-up ground geophysics and diamond drilling during this winter exploration season.

The Waterbury Project is one of 16 Projects in the Athabasca Basin owned by CanAlaska.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, currently owning approximately 1,860,000 acres. CanAlaska has been actively engaged in exploring its properties.  The results of initial airborne and ground surveys have produced targets that will allow CanAlaska to drill test a minimum of 4 of its properties during this winter exploration season.  Management believes CanAlaska is well positioned in what has become the largest expansion in uranium exploration since the 1970s.  The Qualified Person for this Release is Peter Dasler, P.Geo.

About CanAlaska Ventures

CanAlaska has 16 100% owned uranium projects in the Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region. CanAlaska has expended approximately C$4 million in exploring its properties and is presently analyzing data collected during the summer 2005 exploration program in preparation for winter drill programs.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____November 15, 2005___________

Date

“Taryn Downing”

_______________________________

Signature of authorized signatory

__Taryn Downing________________

Print name of signatory

__Corporate Secretary_____________

Official capacity